Exhibit 21.1

Subsidiaries of

Public Service Company of New Mexico

Name of Subsidiary	Jurisdiction of Formation
PNM Energy Transition Bond Company I, LLC	Delaware

The remaining subsidiaries of Public Service Company of New Mexico considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" (as defined in Rule 1-02(w) of Regulation S-X).

PNM Energy Transition Bond Company I, LLC has no subsidiaries.